Phone:	212-885-5369
Fax:	212-885-5001
Email:	ESimonson@BlankRome.com

December 4, 2012

VIA EDGAR (FILE TYPE CORRESP), EMAIL AND FEDERAL EXPRESS

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549-3628

Attention: Peggy Kim, Special Counsel

Re:	Vermillion, Inc. Soliciting Material filed pursuant to Rule 14a-12 by György B. Bessenyei,

Gregory V. Novak, and Robert S. Goggin

Filed November 16, 2012

File No. 1-34810

Dear Ms. Kim:

This letter is in response to the comment letter of the staff (the “Staff”) of the Division of Corporation Finance of the Securities and Exchange Commission (the “Commission”), dated November 20, 2012 (the “Comment Letter”), addressed to Eric Simonson, Esq., counsel to Gyӧrgy B. Bessenyei, Gregory V. Novak, and Robert S. Goggin (the “Participants”). The Staff issued the Comment Letter in connection with the Participants’ filing on November 16, 2012 of Soliciting Material filed pursuant to Rule 14a-12 in connection with Vermillion, Inc. (the “Issuer” or “Company”). In order to facilitate your review, the Staff’s comment, reproduced below, is followed by our response to the comment.

1.	We note that the participants will proceed with their proxy solicitation. Please revise to file a revised and updated preliminary proxy statement.

Response: The Participants expect to file a revised and updated preliminary proxy statement in the near future.

2.	In future filings, please revise the statement that the “Court Does Not Decide Issue of Eliminating Board Seat” since the lawsuit was dismissed.

The Chrysler Building 405 Lexington Avenue New York, NY 10174

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Securities and Exchange Commission December 4, 2012 Page 2

Response: We note that the Delaware Court of Chancery did not address the substantive issues raised in the plaintiffs’ complaint regarding the validity of the Vermillion Board’s decision to eliminate one board seat from the class of directors that is to be elected at the upcoming annual meeting of stockholders. Rather, the lawsuit was dismissed on procedural grounds. Thus, the statement cited is, in fact, accurate as written. The Participants will provide a somewhat more detailed explanation of the Chancery Court’s decision in its revised and updated preliminary proxy statement.

3.	We note the following statements about the Board and the issuer:

•	Based on information the Group has discovered, on May 15, 2012, believing that defeat was imminent at the upcoming stockholder meeting that was only weeks away, the Board of Directors made a desperate attempt to disenfranchise Vermillion’s stockholders;”

•	“The Board’s patently false justification for taking this strange step was to ‘extend the cash runway;’”

•	“However, as President and CEO Gail S. Page and Chairman of the Board James S. Burns subsequently admitted, the actual cash savings from eliminating the Board seat was only $5,000 per year;”

•	“[T]hey wasted close to a million dollars on: spending an estimated $300,000 on proxy solicitation…Incurring $300,000+ in legal fees fighting in Delaware court, to justify saving $5,000, which expenses may or may not be reimbursed by Vermillion’s insurance carrier. Giving $400,000 severance to Page after ‘terminating’ her instead of letting her resign;” and

•	“As a recent large sample study proved, OVA1 has no peer when it comes to sensitivity in detecting ovarian cancer.”

Please provide supplementally to us, and revise future filings to disclose, your support for any statements relating to the board’s or the issuer’s performance. In addition, to facilitate our review, where the bases are other documents, such as prior proxy statements, Forms 10-K and 10-Q, annual reports, analysts’ reports and newspaper articles, provide either complete copies of the documents or sufficient pages of information so that we can assess the context of the information upon which you rely. Mark the supporting documents provided to identify the specific information relied upon.

Securities and Exchange Commission December 4, 2012 Page 3

Response: With respect to the first bullet point, the Participants relied on reports from their proxy solicitation firm, Okapi Partners, as to the probable outcome of the stockholder vote. The Board’s action in amending the Company’s by-laws to eliminate a board seat effectively disenfranchised the stockholders by making it possible for them to elect only one representative instead of two, reducing by half their influence on the Board and the Company. Up to this point, the Board had clearly shown its intention to nominate two persons as Board approved nominees, as set forth in the Company’s preliminary proxy statement (see the Company’s Amendment No 1 to its Preliminary Proxy statement filed on May 9, 2012 (the “May 9 Draft Proxy”)) and provided supplementally as Exhibit A. This combined with (i) the Company’s announced justification for eliminating the Board seat that by doing so it increased the Company’s cash runway (see DEFA filed by the Company on May 16, 2012 provided supplementally as Exhibit B) when directors are paid only in stock and therefore no material cash savings would result from the Board’s action, and (ii) the curious timing of the announcement, after the Company had only recently filed a preliminary proxy statement calling for two director nominees, to eliminate the Board seat, is strong evidence of the Board’s motivations.

With respect to the second bullet point, the statement is supported by the uncontroverted fact that because the Company’s Directors are paid solely in stock, eliminating a Board seat could not possibly have any material effect on the Company’s “cash runway.”

With respect to the third bullet point, the support for this statement comes from deposition transcripts in the litigation in Delaware Chancery Court, Bessenyei and Goggin v. Vermillion, et al., Del. Ct. Ch., C.A. No. 7572-VCN. Due to a dispute with the Company as to whether such transcripts may be disclosed to the SEC in response to this comment, the Participants are unable to provide the transcript pages at this time. The Participants are attempting to resolve this dispute with the Company and believe that such transcripts clearly and unambiguously support this statement.

With respect to the fourth bullet point, the statements are supported by Company SEC filings including the May 9 Draft Proxy, and its Form 10-Q filed on August 14, 2012 (in which the Company disclosed that its legal expenses, as of June 30, 2012, were over $300,000 relating to the above-mentioned litigation) which are provided supplementally as Exhibits C and D.

Securities and Exchange Commission December 4, 2012 Page 4

With respect to the final bullet point, the Participants relied on the following information:

The competitor product for OVA1 is CA-125. Sensitivity figures:

OVA1: 94%

CA-125: 61%

Source:  http://www.ova-1.com/physicians/ova1-vs-ca125 which has been provided supplementally as Exhibit E.

The Participants are submitting copies of the above-referenced documents along with this letter, marked to indentify the specific information relied upon.

4.	In future filings, please revise the discussion about the Chancery Court dismissal to address the consequences of the dismissal on the proxy contest and the nomination of one director.

Response: In future filings, the Participants will provide an explanation of the Court of Chancery’s decision and will address the consequences of the dismissal on the proxy contest and the nomination of one director.

5. We note that you have started preliminary discussions with potential CEO candidates. In future filings, please describe any specific plans to replace the CEO and quantify the financial consequences of any removal.

Response: In future filings, the Participants will describe any specific plans to replace the CEO and the financial consequences of any removal.

Securities and Exchange Commission December 4, 2012 Page 5

If any member of the Staff should have any questions regarding the Schedule 14A or our response to the Comment Letter, please do not hesitate to contact me at 212.885.5369 (fax 917.332.3846) or ESimonson@BlankRome.com.

Sincerely,

/s/ Eric Simonson
Eric Simonson

cc:	Gyӧrgy B. Bessenyei Gregory V, Novak Robert S. Goggin